Zale: A Turnaround Story Cut Short?
The Right Deal But The Wrong Price

TIG Advisors' Response to the ISS Presentation filed by Zale

May 16, 2014

TIG ADVISORS, LLC

Registered Investment Adviser

Merger Fails to Provide Compelling Value

- On 5/13/14 Zale filed presentation materials for use in a meeting with Institutional Shareholder Services in support of their agreed upon deal with Signet Jewelers for $21 per share in cash.

- We believe these materials present a flawed analysis in a number of key respects, which are discussed in more detail on the subsequent pages.

- We continue to recommend that shareholders vote **AGAINST** the merger on its current terms.

Flawed Comparable Transactions Analysis

- Zale's 5/13/14 presentation to Institutional Shareholder Services includes a range of precedent transactions that omit some surprisingly obvious transactions for comparison.

- In formulating F2013 executive compensation, the Zale Board amended their previous year's analysis by removing several peer group companies as a result of their recent acquisition, namely Charming Shoppes, Inc., Collective Brands and Talbots. Oddly, only the Charming Shoppes, Inc. transaction multiple made it into Zale's recent presentation.

- Collective Brands and Talbots, acquired for 15x and 16x LTM EV/EBITDA respectively, contrast sharply with the transaction multiples on which Zale would have investors focus (many of which were private equity deals with no appreciable synergies expected and the highest of which is 12.5x).

- Two of the most logical precedents omitted include the sale of Harry Winston to Swatch in 2013 for 24x and the sale of Bulgari to LVMH in 2011 for 27x.

- It is interesting to note that Zale's presentation includes the 2006 Harry Winston sale precedent (a 10.5x multiple) but not the higher and more recent precedent.

Flawed Premium-Paid Analysis

- The premium paid analyses shown in Zale's slide presentation are flawed for at least four reasons:

    - A reliance on LTM figures is a flawed approach for a business in turnaround.

    - The Street's expectations for Zale's margin expansion potential were significantly below Management's own views.

    - Shares of Zale underperformed both the market and its best comparables since the S-3 was filed on 10/2/2013 in relation to the registration of Golden Gate Capital's shares. Compared to Signet and Tiffany, Zale's shares underperformed by ~17% up until the merger announcement.

    - A premium paid analysis that fails to adjust for strategic transactions (where synergy value exists) versus private equity transactions is a further shortcoming.

Compelling Standalone Prospects

- Zale's 5/13/14 presentation appears to make the point that the base case F2016 plan is a "stretch" objective that may be difficult to achieve – we do not believe these projections should be dismissed.

- In our view, even the "Alternative" case would represent extremely compelling results versus the Street's consensus expectations. Specifically, Management's F2016 projections in the "Alternative" case call for $172M of EBITDA, or approximately 43% higher than the street was forecasting. Applying Zale's trading multiple, as evaluated the day before the agreement was announced, to the Alternative case would indicate a standalone value of >$25 per share.

- How effective has Management's execution been recently? It appears very effective based on F2013 compensation awards to Messrs. Killion, Appel and Haubenstricker (95% of their target bonus payable).

- How well did Management execute during the fiscal third quarter of this year? We are still waiting to find out and **we encourage Management to publish the earnings results so that shareholders and ISS can better assess Management's capabilities and the state of the business**.

Merger Fails to Provide Fair Value

- In our opinion, valuing Zale (or any business undergoing a turnaround) based on LTM figures is a flawed approach. This is particularly the case given the successful turnaround Management has been executing over the past three years and the robust margin expansion anticipated by Management through F2016.

- Applying the same valuation methodology for which Zale appears to be advocating, along with an 18.5x EV/LTM EBITDA precedent multiple, to the situation exactly one year ago (2/18/13) would have yielded an ~$15.90 share price in a theoretical acquisition by Signet, or roughly 24% below the now agreed upon deal. We do not believe $15.90 a year ago would have been any fairer than $21 today.

TIG | ADVISORS, LLC

Zale – A Turnaround Story Cut Short? Right Deal, Wrong Price

- TIG Advisors is a 9.5% holder of Zale Corporation and intends to vote **AGAINST** the transaction with Signet.

- Financial projections disclosed with Zale's proxy materials are compelling and make it clear that the standalone value of Zale is worth well above trading levels seen before the deal was announced. In our view, shareholders are not being paid a fair value for the margin expansion opportunity they already own, much less a fair premium.

- The $1.4B increase in Signet's market capitalization on the date of the merger announcement compares to a $286M *premium* paid for Zale shares. Signet shareholders are receiving 5x the value that Zale holders are receiving. We believe this lopsided outcome could not illustrate the one-sided value transfer to Signet shareholders more clearly.

- A sale process replete with numerous conflicts of interest, particularly relating to Golden Gate Capital's involvement as well as that of Bank of America, in our view doomed shareholders' chances for a fair outcome.